1-14944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Contact:
Morris Perlis
GTR Group, Inc.
905-799-4700 x239
mperlis@gtrgroup.com

Adam Friedman
Adam Friedman Associates
212-981-2529 x18
adam@adam-friedman.com

Hold For Call:

GTR GROUP REPORTS FINANCIAL RESULTS FOR FOURTH QUARTER AND YEAR ENDED MARCH 31, 2001

Mad Catz Subsidiary Poised for Significant Growth

Brampton, Ontario – July 3, 2001 – GTR Group Inc. (TSE: GTR, AMEX: GIG), a leading interactive entertainment company, announced today financial results for the fourth quarter and fiscal year ended March 31, 2001. GTR is the parent company of Mad Catz, which designs, develops and markets a full range of accessories for video game consoles and PC gaming systems.

Mad Catz Focus
The Board of GTR Group has previously announced its strategy to redeploy its assets and focus its efforts on its Mad Catz subsidiary. To implement that strategy, the Company announced the sale of its value-priced video game inventory to GameStop Inc. and is actively pursuing the disposition of all remaining assets not directly related to its Mad Catz business. Reflecting this realignment, the financial results of Games Trader and ZapYou are designated as discontinued operations; continuing operations are comprised of the Mad Catz business and GTR Group overhead.

GTR Group Fourth Quarter and Year End Consolidated Financial Results
Continuing operations – Mad Catz, Inc. plus GTR overhead
(All dollar amounts are in Canadian dollars)

Sales from continuing operations for the fourth quarter ended March 31, 2001 were $11.2 million, as compared to total sales of $16.7 million for the same period last year. Gross profit for the quarter decreased to $2.1 million as compared to $4.5 million for the same quarter in 2000. Net loss for the quarter was $8.1 million or $0.17 per share as compared to a net loss of $1.1 million or $0.03 per share for the same period last year.

For the year ended March 31, 2001, sales from continuing operations were $87.9 million as compared to $70.4 million for the same period last year. Gross profit for the year ended March 31, 2001 was $19.6 million as compared to $20.1 million last year. Net loss for the year was $8.1 million, or $0.18 per share as compared to net income of $3.3 million, or $0.10 per share last year. For year-on-year comparisons, it should be noted that the GTR group FY2000 results included only 7 months of Mad Catz' operations due to the mid-year acquisition of Mad Catz.

GTR overhead for the year ended March 31, 2001 was $9.3 million and included the following notable items: a non-recurring tax asset write-off of $3.5 million, amortization of Mad Catz goodwill of $1.5 million and professional fees of $1.8 million. Fiscal year 2002 expenses will be significantly lower, reflecting a more streamlined organization.

Mad Catz' North American Sales Increased 22%

Mad Catz, GTR Group's subsidiary company, continued to experience year-over-year sales growth with net sales of $87.2 million for the 12 months ended March 31, 2001 as compared with $84.1 million the previous year.

Calendar 2000 was a transition year for the peripherals business as the industry waited for the introduction of new platforms. In the North American market, despite a decline in the industry, Mad Catz' sales rose 22% in fiscal 2001.

In Europe, which represented 17% of Mad Catz' net sales in fiscal 2001, sales decreased 39% which was in line with the general performance of the industry as a whole and consistent with management expectations. Moving forward, the Company will place a renewed focus on the European market and will implement a new business strategy aimed at duplicating the Company's success in the U.S.

Accompanying a solid sales performance, Mad Catz' EBITDA increased to $5.2 million from $3.8 million last year. Net Income for the year was $560,000 compared to a net loss of $121,000 in fiscal 2000.

Management Perspective and Analysis

Commenting on the results, Morris Perlis, President and CEO of GTR Group Inc., said, "The losses for the year are primarily a result of operating losses and write-offs of $28 million associated with the closing of the Games Trader business. Although this was a difficult decision, we are confident that it is in the best interest of shareholders. Games Trader is a commodity, low-margin business which was a drag on the company's ability to prosper in the future. By jettisoning this business, we are able to provide Mad Catz, a highly-innovative, higher-margin business with a strong brand identity, an opportunity to flourish."

Mr. Perlis continued, "We are truly excited about the future of Mad Catz, which has entered the current fiscal year in the strongest position ever. The Company has excellent sales momentum, has put in place first-rate sales, marketing and finance management and has managed its inventory levels to minimize exposure."

Mr. Perlis noted, "During our first fiscal quarter (April-June) industry sales have rebounded strongly. Based on the current sales momentum, we anticipate a strong first quarter of fiscal 2002. As expected, we have also experienced an increase in gross margins. We are focusing on building the Mad Catz brand, which has considerable recognition among video game players and is associated with innovation and quality at a reasonable price.

"During the coming year, we have set for ourselves specific objectives designed to enhance shareholder value. These include increasing our overall market share in the accessories business through increased penetration of retail stores; extending the product line by introducing innovative peripherals; improving margins by reducing manufacturing and component costs; and getting our message across to institutional investors," Mr. Perlis concluded.

Reflecting on the significant achievements made by Mad Catz during the past 12 months, Darren Richardson, President and COO of Mad Catz stated, "During the past year we developed and shipped a complete line-up of accessories for the Sony PlayStation 2, most significantly, the Mad Catz licensed 8-megabyte memory card. The potential opportunities for Mad Catz' future became even more apparent during the highly successful E3 trade show in May, where our well attended booth was awarded the "Best Booth" of the show by GameSpy.com, a leading video game web site.

"The introduction of several major new platforms - Nintendo's recently launched GameBoy Advance, the upcoming launch of Nintendo's GameCube and Microsoft's Xbox - combined with the increased availability of PS2, should drive overall demand and push Mad Catz' sales forward," he continued.

"The first quarter of our fiscal year has been favorably impacted by the sale of our full line of peripherals and accessories for Nintendo's Game Boy Advance. In March, Mad Catz concluded a worldwide license agreement with Microsoft allowing us to design, manufacture and market licensed third-party peripherals for the Xbox. Under the agreement, Mad Catz will produce a full-range of branded products that will be officially endorsed by Microsoft and carry the Xbox license logo. This will ensure that we have a full line of compatible accessories available at the time of launch.

"While the past year has been one of enormous excitement and growth for Mad Catz, I am even more eager to take advantage of the opportunities that will be presented to Mad Catz in the near future," he concluded.

About GTR Group
GTR Group Inc. (www.gtrgroup.com) is a leading interactive entertainment company and the parent company of Mad Catz, Inc. which designs, develops and markets a full range of accessories for video game consoles and PC gaming systems. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry. Headquartered in San Diego, California, Mad Catz has offices in the U.S. and Asia, as well as distributors in the U.S., Canada, Europe and Australia.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions. Risk factors are detailed from time to time in the Company's periodic reports and registration statements are filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geoffrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.